FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of September & October 2004

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  January 10, February 23, and March 9, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: April 15, 2004	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

GENCO RESOURCES LTD.

January 10, 2005

GENCO ANNOUNCES INCREASES IN REVENUE

AND PRECIOUS METAL PRODUCTION

January 10, 2005 – Vancouver, B.C. – Wayne Moorhouse, VP of Finance for Genco Resources Ltd. [TSX Venture Exchange: GGC] (the “Company”), is pleased to announce financial highlights, including a 43% increase in revenues and a 25% increase in precious metal production, for the quarter ended October 31, 2004.

Sales for the three months ended October 31, 2004 increased $379,991 to $1,258,223 compared to sales of $878,232 for the same three month period of 2003. For the period ending October 31, 2004 gross income on operations increased $189,220 or 154% to $311,492 (2003; $122,277) and cost of goods sold increased $190,776 or 25% to $946,731 (2003; $755,955) compared to the period ending October 31, 2003.

During the period 10,385 dry tonnes of ore were milled at the Company’s La Guitarra mine.  Production was 147,966 silver equivalent ounces, an increase of 25% or 29,975 silver equivalent ounces compared to the period ending October 31, 2003.   The average realized price per ounce of silver was US$6.75, and the average realized price per ounce of gold was US$412.79.

See attached balance sheet and income statement for more information.  Full company financial statements are available on sedar at http://www.sedar.com

Genco also wishes to announce it has received final exchange approval for the previously announced private placement dated November 17, 2004 of 345,000 units.  Each unit consists of one common share (subject to a four month hold period) and one share purchase warrant   Each warrant is exercisable to purchase one share (subject to a four month hold period) at $0.90 for a period of two years from closing.  Proceeds from the private placement total $276,000 prior to the exercise of the associated warrants.

For further information: 604-682-2205

E-mail:  gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)

Exhibit “A”

GENCO RESOURCES LTD.

Consolidated Balance Sheet

For the quarter ended October 31, 2004

(Expressed in Canadian Dollars)		(UNAUDITED)

	October	July
	2004	2004
	$	$
Assets

Current assets
Cash	48,426	27,879
Accounts receivable	836,329	589,868
Inventory (Note 4)	196,944	259,030
Prepaid expenses	144,592	173,294
	1,226,291	1,050,071
Long- term assets
Mineral property interests (Note5)	23,858	21,705
Investment (Note 5)	114,583	114,584
Other long term investment	5,290	-
Deferred acquisition costs (Note 6)	-	-
	143,731	136,289
Capital assets
Property, Plant and Equipment net	10,711,986	10,809,845

Total Assets	$ 12,082,008	$ 11,996,205

Liabilities

Current Liabilities
Accounts payable and accrued liabilities	1,179,701	1,715,240
Accounts payable - related parties	-	73,402
Current portion of long- term debt (note 9)	623,600	664,750
	1,803,301	2,453,392
Long-term liabilities
Long term debt (Note 9)	4,029,650	4,653,250
Asset retirement obligation (Note 10)	186,424	186,424
Investor deposits (Note 11)	13,845	34,745
	4,229,919	4,874,419
Shareholders' Equity
Share capital (note13)	11,870,405	10,417,749
Deficit, per Exhibit "B"	(5,821,617)	(5,749,355)
	6,048,788	4,668,394

	$ 12,082,008	$ 11,996,205
Approved by the Board of Directors

"Robert Gardner" ROBERT GARDNER	"Jim McDonald"	JIM MCDONALD
SIGN (TYPED) NAME OF DIRECTOR	SIGN (TYPED)	NAME OF DIRECTOR

Exhibit “B”

GENCO RESOURCES LTD.

Consolidated Balance Sheet

For the quarter ended October 31, 2004

(Expressed in Canadian Dollars)	(UNAUDITED)

	Three month period ending
	October 31	October 31
	2004	2003
	$	$
Revenue	1,258,223	878,232
Cost of Sales	946,731	755,955
Gross Income	311,492	122,277

Operating expenses
Accounting and Legal	20,765	16,215
Advertising and promotion	23	-
Amortization	63,049	42,976
Automobile	1,154	-
Consulting	23,714	17,500
Equipment rental	-	-
Foreign exchange	47,349	(113,839)
Insurance	39	-
Interest and bank charges	1,137	122
Office and miscellaneous	8,024	331
Management Fees	90,000	54,000
Regulatory fees	5,017	3,338
Rent	21,015	18,412
Telephone	2,884	-
Travel	25,018	35,658
Wages	42,990	33,519
Total operating expenses	352,178	108,232

Net loss before other income and expenses	(40,686)	14,045

Other income and expenses
Interest Income	330	-
Gain on sale of property (Note 5)		-
Write down of investment (Note 5)		-
Stock compensation expense (Note 13)	(31,906)	-
Total other income and expense	(31,576)	-

Net loss	(72,262)	14,045
Deficit, begining	(5,749,355)	(4,994,999)
Deficit, ending, to Exhibit "A"	(5,821,617)	(4,980,954)

GENCO RESOURCES LTD.

Trading Symbol TSX-VE: GGC

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE UNITED STATES

February 23, 2005

PRIVATE PLACEMENT OF UNITS FOR PROCEEDS UP TO $4,300,000

Genco Resources Ltd. (GGC: TSX-Venture) (“Genco”) announces a private placement of up to 5,375,000 Units at $0.80 each for gross proceeds of up to $4,300,000 CDN. Each Unit will consist of one common share and one share purchase warrant. Each share purchase warrant will be exercisable to purchase one common share at $0.90 for a period of two years. Subject to TSX Venture Exchange approval, a finder’s fee will be payable on a portion of the placement, and a corporate finance fee will be payable to Union Securities (International) Ltd. on the balance. Funds received from the private placement will be used to fund development and exploration projects at the Company’s wholly-owned La Guitarra mine and for working capital.

Development projects, including continued underground development of the high grade San Rafael zone, tailings expansion and the purchase of additional mining equipment, will allow increased mill throughput and better utilization of existing mill capacity. Exploration will focus on several high priority targets including the previously identified San Rafael II zone located 240 metres southeast of the San Rafael zone.

‘James McDonald’ (President)

For further information:

Phone:  (604) 682-2205

E-mail: gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the  United States of America.  The securities have not been and will not be registered under the United States Securities Act of 1933 (the U.S. Securities Act) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)

GENCO RESOURCES LTD.

Trading Symbol TSX-VE: GGC

March 9, 2005

GENCO ANNOUNCES

RECORD PRODUCTION MONTH IN FEBRUARY

Jim McDonald President of Genco Resources Ltd. Is pleased to announce that the Company produced approximately 98,600 silver equivalent ounces from its wholly owned La Guitarra Mine in February 2005.

In the month of February, the mine processed 3,530 dry tonnes of ore with an average silver grade of 356.86 grams per tonne and an average gold grade of 10.10 grams per tonne. During the same month in 2004, February (04) production was an approximate 33,678 silver equivalent ounces from processing 3,034 dry tonnes with an average grade of 347.37 grams of silver per tonne and 2.50 grams of gold per tonne. Production costs between the two periods remained relatively constant at $60.00 U.S. per tonne for mining, milling, smelting and refining.

‘James McDonald’ (President)

For further information:

Phone:  (604) 682-2205

E-mail: gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the  United States of America.  The securities have not been and will not be registered under the United States Securities Act of 1933 (the U.S. Securities Act) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 550 – 999 West Hastings,  Vancouver,  B.C.,  Canada  V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresorces.com

GGC (TSX Venture Exchange)